Exhibit 99

July 18, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the Board Meeting held on July 18, 2026

We wish to inform you that the Board of Directors of the Bank at its meeting held today i.e. on July 18, 2026, approved the unaudited standalone and consolidated financial results of the Bank for the quarter ended June 30, 2026 (“Results”). The Results along with Limited Review Reports of the Joint Statutory Auditors and Press Release on the said Results are enclosed and being uploaded on the website of the Bank. The said Results will also be published in the newspapers in the prescribed format.

Please note that the Board Meeting commenced at 11.00 a.m. today, i.e. on Saturday, July 18, 2026 and the Results were approved by the Board at 02.00 p.m. Thereafter, the Board Meeting continued for consideration of other agenda matters.

Further, kindly note that in terms of the Bank’s Share Dealing Code and the SEBI (Prohibition of Insider Trading) Regulations, 2015, the window for trading in Securities of the Bank by its designated persons and their immediate relatives shall open on Tuesday, July 21, 2026.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfc.bank.in, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2026

		(₹ in crore)
		Quarter ended			Year ended
		30.06.2026	31.03.2026	30.06.2025	31.03.2026
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	79362.78	76610.02	77470.20	307522.08
	a) Interest / discount on advances / bills	61953.87	60351.21	60192.64	239762.46
	b) Income on investments	14272.21	13923.99	15070.08	58945.38
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	1365.28	879.41	670.17	2674.70
	d) Others	1771.42	1455.41	1537.31	6139.54
2	Other Income (Refer note 12)	12821.60	13198.88	21729.83	62532.57
3	Total Income (1)+(2)	92184.38	89808.90	99200.03	370054.65
4	Interest expended	45828.83	43528.45	46032.23	178836.04
5	Operating expenses (i)+(ii)	18187.49	18477.53	17433.84	72660.33
	i) Employees cost	6414.83	6227.72	6157.97	26050.15
	ii) Other operating expenses	11772.66	12249.81	11275.87	46610.18
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	64016.32	62005.98	63466.07	251496.37
7	Operating Profit before provisions and contingencies (3)-(6)	28168.06	27802.92	35733.96	118558.28
8	Provisions (other than tax) and Contingencies (Refer note 8)	3059.76	2609.57	14441.63	23389.59
9	Exceptional items	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	25108.30	25193.35	21292.33	95168.69
11	Tax Expense (Refer note 14)	6048.58	5972.30	3137.12	20497.40
12	Net Profit from ordinary activities after tax (10)-(11)	19059.72	19221.05	18155.21	74671.29
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit for the period (12)-(13)	19059.72	19221.05	18155.21	74671.29
15	Paid up equity share capital (Face Value of ₹ 1/- each)	1540.13	1539.34	766.79	1539.34
16	Reserves excluding revaluation reserves				556816.45
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.57%	19.71%	19.88%	19.71%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each): (Refer note 6)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.38	12.49	11.86	48.62
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.35	12.45	11.79	48.40
	(iv) NPA Ratios:
	(a) Gross NPAs	35846.35	34061.19	37040.80	34061.19
	(b) Net NPAs	12357.27	11169.54	12275.99	11169.54
	(c) % of Gross NPAs to Gross Advances	1.17%	1.15%	1.40%	1.15%
	(d) % of Net NPAs to Net Advances	0.41%	0.38%	0.47%	0.38%
	(v) Return on assets (average) - not annualized	0.46%	0.48%	0.48%	1.94%
	(vi) Net worth	566201.13	546325.46	508803.89	546325.46
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—
	(ix) Debt Equity Ratio*	0.56	0.53	0.61	0.53
	(x) Total Debts to Total Assets**	10.50%	11.21%	12.90%	11.21%

* Debt represents borrowings with residual maturity of more than one year.

** Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Standalone Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Year ended 31.03.2026
		30.06.2026	31.03.2026	30.06.2025
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Segment Revenue
a)	Treasury (Refer note 12)	18192.38	17295.96	28283.34	84337.48
b)	Retail Banking:	75888.80	74757.59	75191.18	301853.51
	(i) Digital Banking*	3.39	2.76	2.49	10.37
	(ii) Non Digital Banking	75885.41	74754.83	75188.69	301843.14
c)	Wholesale Banking	48670.85	44643.71	44790.22	174506.30
d)	Other Banking Operations	9044.03	9265.09	8693.64	36840.96
e)	Unallocated	—	—	—	—
	Total	151796.06	145962.35	156958.38	597538.25
	Less: Inter Segment Revenue	59611.68	56153.45	57758.35	227483.60

	Income from Operations	92184.38	89808.90	99200.03	370054.65

2	Segment Results$
a)	Treasury (Refer note 12)	2406.59	1925.23	12776.86	21142.48
b)	Retail Banking:	10131.32	10897.98	3381.70	32026.72
	(i) Digital Banking*	0.07	(0.56)	(0.20)	(1.59)
	(ii) Non Digital Banking	10131.25	10898.54	3381.90	32028.31
c)	Wholesale Banking	10364.04	10398.96	3698.39	33947.96
d)	Other Banking Operations	2795.81	2562.40	2016.76	10415.96
e)	Unallocated	(589.46)	(591.22)	(581.38)	(2364.43)

	Total Profit Before Tax	25108.30	25193.35	21292.33	95168.69

3	Segment Assets
a)	Treasury	1086021.85	1149929.44	1024344.73	1149929.44
b)	Retail Banking:	1618976.54	1580887.11	1528135.60	1580887.11
	(i) Digital Banking*	146.45	138.04	88.04	138.04
	(ii) Non Digital Banking	1618830.09	1580749.07	1528047.56	1580749.07
c)	Wholesale Banking	1559292.84	1499816.13	1269139.82	1499816.13
d)	Other Banking Operations	115884.08	112867.13	110854.88	112867.13
e)	Unallocated	17285.97	21386.51	21601.63	21386.51

	Total	4397461.28	4364886.32	3954076.66	4364886.32

4	Segment Liabilities$
a)	Treasury	78998.60	98273.66	84025.64	98273.66
b)	Retail Banking:	2532744.34	2528789.64	2322644.57	2528789.64
	(i) Digital Banking*	156.83	147.09	93.51	147.09
	(ii) Non Digital Banking	2532587.51	2528642.55	2322551.06	2528642.55
c)	Wholesale Banking	1159025.98	1130276.17	966071.31	1130276.17
d)	Other Banking Operations	4100.45	3997.87	9253.99	3997.87
e)	Unallocated	39498.81	40648.08	49441.01	40648.08

	Total	3814368.18	3801985.42	3431436.52	3801985.42

5	Capital, Employees stock options outstanding and Reserves	583093.10	562900.90	522640.14	562900.90

6	Total (4)+(5)	4397461.28	4364886.32	3954076.66	4364886.32

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$Segment Results and Liabilities for the quarter ended June 30, 2025 and year ended March 31, 2026 are after considering the impact of floating provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Standalone statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.06.2026	As at 30.06.2025	As at 31.03.2026
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	1540.13	766.79	1539.34
Employees stock options / units outstanding	4894.56	4043.72	4545.11
Reserves and surplus	576658.41	517829.63	556816.45
Deposits	3170830.09	2764089.02	3105250.48
Borrowings	461812.65	510056.21	489394.63
Other liabilities and provisions	181725.44	157291.29	207340.31

Total	4397461.28	3954076.66	4364886.32

ASSETS
Cash and balances with Reserve Bank of India	150562.42	142538.15	200679.37
Balances with banks and money at call and short notice	73002.00	60057.11	97786.99
Investments	919413.40	896663.53	884201.47
Advances	3037303.31	2628434.20	2937166.26
Fixed assets	14566.38	13784.70	14724.64
Other assets	202613.77	212598.97	230327.59

Total	4397461.28	3954076.66	4364886.32

2

The above standalone financial results have been approved by the Board of Directors of the Bank at its meeting held on July 18, 2026. The financial results for the quarter ended June 30, 2026 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Batliboi & Purohit, Chartered Accountants and B S R & Co. LLP, Chartered Accountants. The financial results for the quarter ended June 30, 2025 were reviewed by the Bank’s joint statutory auditors - Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time, to the extent applicable. Basis nature of the Bank’s business, applicable ratios under the said regulations are disclosed.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2026. Any circulars / directions issued by RBI are implemented prospectively when it becomes applicable, unless specifically required under those circulars / directions.

5

The figures for the quarter ended March 31, 2026 are the balancing figures between audited figures in respect of the full financial year 2025-26 and the published year to date figures upto December 31, 2025.

6

During the year ended March 31, 2026, the shareholders of the Bank had approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1/- each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025 by utilisation of share premium. All shares and per share information in the financial results reflect the effect of bonus shares issuance retrospectively.

7

During the quarter ended June 30, 2026, the Bank has allotted 79,59,164 equity shares, pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

8	During the quarter ended June 30, 2025 and year ended March 31, 2026, the Bank made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

9

Disclosures on the details of loans transferred / acquired and co-lending arrangements during the quarter ended June 30, 2026, as per the Reserve Bank of India (Commercial Banks—Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025, are given below:

(i)	Details of non-performing assets (NPAs) transferred:

₹ in crore except number of accounts
Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	—	—	—
Aggregate principal outstanding of loans transferred	—	—	—
Weighted average residual tenor of the loans transferred (in years)	—	—	—
Net book value of loans transferred (at the time of transfer)	—	—	—
Aggregate consideration	—	—	—
Additional consideration realised in respect of accounts transferred in earlier years	7.43	—	—

(ii)	The Bank has not transferred / acquired any loans not in default.

(iii)	The Bank has not acquired any stressed loans (Non-performing assets and Special Mention Accounts).

(iv)	The Bank has not transferred any Special Mention Accounts.

(v)	Details of ratings of Security Receipts (SRs) outstanding as on June 30, 2026 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR1+	India Ratings	More than 150%	0.15
RR1	ICRA	100% - 150%	111.65
RR2	India Ratings	75% - 100%	27.32
RR4	India Ratings	25% - 50%	35.14
RR5	India Ratings	Upto 25%	125.67
RR5	CRISIL	Upto 25%	29.41
Unrated			719.85
		Total	1,049.19

(vi)	The Bank has not entered into any co-lending transactions during the quarter.

10

Disclosure related to Project Finance for the quarter ended June 30, 2026, as per the Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025 is given below:

Item Description	Number of accounts	Total outstanding (₹ in crore)
1. Projects under implementation accounts at the beginning of the quarter	447	24,693.48
2. Projects under implementation accounts sanctioned during the quarter	85	1,031.08
3. Projects under implementation accounts where DCCO has been achieved during the quarter	75	4,442.26
4. Projects under implementation accounts at the end of the quarter*	440	20,785.14
5. Out of ‘4’ – accounts in respect of which resolution process involving extension in original / extended DCCO, as the case may be has been invoked	35	1,597.95
5.1. Out of ‘5’ – accounts in respect of which Resolution plan has been implemented	29	1,360.20
5.2. Out of ‘5’ – accounts in respect of which Resolution plan is under implementation	6	237.75
5.3. Out of ‘5’ – accounts in respect of which Resolution plan has failed	—	—
6. Out of ‘5’, accounts in respect of which resolution process involving extension in original / extended DCCO, as the case may be has been invoked due to change in scope and size of the project	2	87.61
7. Out of ‘5’, account in respect of which cost overrun associated with extension in original / extended DCCO, as the case may be, was funded	—	—
7.1. Out of ‘7’, accounts where SBCF was sanctioned during financial closure and renewed continuously	—	—
7.2. Out of ‘7’, accounts where SBCF was not pre-sanctioned or renewed continuously	—	—
8. Out of ‘4’ – accounts in respect of which resolution process not involving extension in original / extended DCCO, as the case may be has been invoked	—	—
8.1. Out of ‘8’ – accounts in respect of which Resolution plan has been implemented	—	—
8.2. Out of ‘8’ – accounts in respect of which Resolution plan is under implementation	—	—
8.3. Out of ‘8’ – accounts in respect of which Resolution plan has failed	—	—

* Excludes 17 accounts where repayment was completed prior to the achievement of DCCO, and therefore no longer form part of the projects under implementation accounts at the end of the quarter.

11

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

12

On June 25, 2025, the Bank’s subsidiary company, HDB Financial Services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10/- each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. Consequently, during the quarter ended June 30, 2025, the net gain recognised by the Bank on sale of shares under the OFS was ₹ 9,128.40 crore (before tax and net of estimated IPO related expenses). For the year ended March 31, 2026, the net gain recognised by the Bank on sale of shares under the OFS was ₹ 9,179.40 crore (before tax and net of IPO related expenses).

13

The Bank has been allotted 1,45,23,906 equity shares of HDFC Life Insurance Company Limited (“HDFC Life”) on June 16, 2026 for a consideration of ₹ 1,000.00 crore on preferential basis. The Bank’s shareholding in HDFC Life stood at 50.54% as at June 30, 2026.

14	Provision for tax for the quarter ended June 30, 2025 and year ended March 31, 2026 is net of write back of provision no longer required of ₹ 1,144.46 crore, pursuant to favourable orders received.

15

As intimated to the Stock Exchanges on March 24, 2026, the Bank had appointed external law firms (domestic and international) to conduct a review in relation to the resignation letter of the Bank’s former Part-time Chairman and Independent Director, Mr. Atanu Chakraborty. The Bank has subsequently informed the Stock Exchanges on June 26, 2026 of the conclusion of the said legal review and that the external law firms found that Mr. Chakraborty’s statement in his resignation letter and its implications were not substantiated by the records reviewed and witness interviews. The conclusion of the review has no impact on the financial results of the Bank. The Bank continues to be committed to corporate governance standards and remains adequately capitalised in accordance with the regulatory requirements.

16

As intimated to the Stock Exchanges on September 26, 2025, the Bank’s branch at the Dubai International Financial Centre (“DIFC Branch”) received a decision notice dated September 25, 2025 from the Dubai Financial Services Authority (“DFSA”), prohibiting, amongst other things, the branch from soliciting or conducting business with new clients for specified financial services. The prohibition does not affect servicing of existing customers and will remain in place until otherwise amended or revoked in writing by DFSA. The Bank is taking necessary steps to comply with the directives in the above-referred notice.

The business undertaken at the DIFC Branch is not material to the Bank’s operations or its financial position and accordingly no material impact is expected with respect to the overall operations or financial position of the Bank.

17	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

18	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: July 18, 2026	DIN-08614396

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfc.bank.in, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2026

		(₹ in crore)
		Quarter ended			Year ended
		30.06.2026	31.03.2026	30.06.2025	31.03.2026
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	90575.33	87182.50	87371.87	348615.15
	a) Interest / discount on advances / bills	66406.51	64620.88	64147.91	256192.47
	b) Income on investments	20753.16	19931.22	20817.17	82656.87
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	1599.37	1118.23	826.44	3457.06
	d) Others	1816.29	1512.17	1580.35	6308.75
2	Other income (a)+(b)	42535.03	29737.44	45683.10	146847.66
	a) Premium and other operating income from insurance business	18353.92	27584.74	16073.37	84160.02
	b) Others (Refer note 9)	24181.11	2152.70	29609.73	62687.64
3	Total income (1)+(2)	133110.36	116919.94	133054.97	495462.81
4	Interest expended	47625.63	45220.44	47708.51	185491.23
5	Operating expenses (i)+(ii)+(iii)	54488.73	40587.82	49183.00	181173.91
	i) Employees cost	9342.49	9089.30	8897.46	37604.81
	ii) Claims and benefits paid and other expenses pertaining to insurance business	32177.54	18170.74	28072.92	92340.22
	iii) Other operating expenses	12968.70	13327.78	12212.62	51228.88
6	Total expenditure (4)+(5) (excluding provisions and contingencies)	102114.36	85808.26	96891.51	366665.14
7	Operating profit before provisions and contingencies (3)-(6)	30996.00	31111.68	36163.46	128797.67
8	Provisions (other than tax) and contingencies (Refer note 8)	3802.84	3440.05	15313.63	26656.22
9	Exceptional items	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	27193.16	27671.63	20849.83	102141.45
11	Tax expense	6810.47	6597.41	3759.40	22921.99
12	Net profit from ordinary activities after tax and before minority interest (10)-(11)	20382.69	21074.22	17090.43	79219.46
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net profit for the period before minority interest (12)-(13)	20382.69	21074.22	17090.43	79219.46
15	Less: Minority interest	1137.98	723.46	832.52	3193.49
16	Net profit for the period (14)-(15)	19244.71	20350.76	16257.91	76025.97
17	Paid up equity share capital (Face value of ₹ 1/- each)	1540.13	1539.34	766.79	1539.34
18	Reserves excluding revaluation reserves				579975.02
19	Analytical Ratios and other disclosures :
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each): (Refer note 6)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.50	13.22	10.61	49.50
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.47	13.18	10.56	49.28

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Year ended
		30.06.2026	31.03.2026	30.06.2025	31.03.2026
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Segment Revenue
a)	Treasury (Refer note 9)	18192.38	17295.96	26104.21	82158.35
b)	Retail Banking:	75888.80	74757.59	75191.18	301853.51
	(i) Digital Banking*	3.39	2.76	2.49	10.37
	(ii) Non Digital Banking	75885.41	74754.83	75188.69	301843.14
c)	Wholesale Banking	48670.85	44643.71	44790.22	174506.30
d)	Other Banking Operations	9044.03	9265.09	8693.64	36840.96
e)	Insurance Business**	35951.83	21980.32	31619.24	108079.83
f)	Others^	4974.15	5130.72	4414.83	19507.46
g)	Unallocated	—	—	—	—
	Total	192722.04	173073.39	190813.32	722946.41
	Less: Inter Segment Revenue	59611.68	56153.45	57758.35	227483.60

	Income from Operations	133110.36	116919.94	133054.97	495462.81

2	Segment Results***
a)	Treasury (Refer note 9)	2406.59	1925.23	10597.73	18963.35
b)	Retail Banking:	10131.32	10897.98	3381.70	32026.72
	(i) Digital Banking*	0.07	(0.56)	(0.20)	(1.59)
	(ii) Non Digital Banking	10131.25	10898.54	3381.90	32028.31
c)	Wholesale Banking	10364.04	10398.96	3698.39	33947.96
d)	Other Banking Operations	2795.81	2562.40	2016.76	10415.96
e)	Insurance Business**	1750.38	1778.65	1644.92	7083.51
f)	Others^	334.48	699.63	91.71	2068.38
g)	Unallocated	(589.46)	(591.22)	(581.38)	(2364.43)

	Total Profit Before Tax and Minority Interest	27193.16	27671.63	20849.83	102141.45

3	Segment Assets
a)	Treasury	1086021.85	1149929.44	1024344.73	1149929.44
b)	Retail Banking:	1618976.54	1580887.11	1528135.60	1580887.11
	(i) Digital Banking*	146.45	138.04	88.04	138.04
	(ii) Non Digital Banking	1618830.09	1580749.07	1528047.56	1580749.07
c)	Wholesale Banking	1559292.84	1499816.13	1269139.82	1499816.13
d)	Other Banking Operations	115884.08	112867.13	110854.88	112867.13
e)	Insurance Business**	441063.92	414400.04	390123.07	414400.04
f)	Others^	132948.46	128754.48	111848.31	128754.48
g)	Unallocated	17285.97	21386.51	21601.63	21386.51

	Total	4971473.66	4908040.84	4456048.04	4908040.84

4	Segment Liabilities***
a)	Treasury	78998.60	98273.66	84025.64	98273.66
b)	Retail Banking:	2532744.34	2528789.64	2322644.57	2528789.64
	(i) Digital Banking*	156.83	147.09	93.51	147.09
	(ii) Non Digital Banking	2532587.51	2528642.55	2322551.06	2528642.55
c)	Wholesale Banking	1159025.98	1130276.17	966071.31	1130276.17
d)	Other Banking Operations	4100.45	3997.87	9253.99	3997.87
e)	Insurance Business**	421651.63	398573.63	374712.75	398573.63
f)	Others^	106068.47	99037.36	86751.07	99037.36
g)	Unallocated	39498.81	40648.08	49441.01	40648.08

	Total	4342088.28	4299596.41	3892900.34	4299596.41

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	629385.38	608444.43	563147.70	608444.43

6	Total (4)+(5)	4971473.66	4908040.84	4456048.04	4908040.84

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC Ergo”).

*** Segment Results and Liabilities for the quarter ended June 30, 2025 and year ended March 31, 2026 are after considering the impact of floating provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.06.2026	As at 30.06.2025	As at 31.03.2026
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	1540.13	766.79	1539.34
Employees stock options / units outstanding	4894.56	4043.72	4545.11
Reserves and surplus	599871.21	537823.51	579975.02
Minority interest	23079.48	20513.68	22384.96
Deposits	3167330.55	2756487.50	3099638.29
Borrowings	565871.38	599612.81	588484.55
Other liabilities and provisions	226751.15	198051.73	252977.53
Policyholders’ funds	382135.20	338748.30	358496.04

Total	4971473.66	4456048.04	4908040.84

ASSETS
Cash and balances with Reserve Bank of India	150579.79	142561.88	200707.11
Balances with banks and money at call and short notice	87186.84	72050.90	111218.94
Investments	1339916.99	1265771.54	1280216.29
Advances	3156014.45	2735109.92	3050783.23
Fixed assets	16333.29	15439.01	16491.59
Other assets	221442.30	225114.79	248623.68

Total	4971473.66	4456048.04	4908040.84

2

The above financial results represent the consolidated financial results of HDFC Bank Limited and its subsidiaries including Employee Welfare Trust (‘EWT’) which is consolidated as a subsidiary (together referred to as the “Group” herein). These financial results have been approved by the Board of Directors of the Bank at its meeting held on July 18, 2026. The financial results for the quarter ended June 30, 2026 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Batliboi & Purohit, Chartered Accountants and B S R & Co. LLP, Chartered Accountants. The financial results for the quarter ended June 30, 2025 were reviewed by the Bank’s joint statutory auditors—Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (“IRDAI”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time, to the extent applicable.

4

The Group has applied significant accounting policies in the preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2026. Any relevant circular / direction issued by the RBI and other regulator(s) is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

5

The figures for the quarter ended March 31, 2026 are the balancing figures between audited figures in respect of the full financial year 2025-26 and the published year to date figures upto December 31, 2025.

6

During the year ended March 31, 2026, the shareholders of the Bank had approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1/- each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025 by utilisation of share premium. All shares and per share information in the financial results reflect the effect of bonus shares issuance retrospectively.

7

During the quarter ended June 30, 2026, the Bank has allotted 79,59,164 equity shares pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

8	During the quarter ended June 30, 2025 and year ended March 31, 2026, the Bank made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

9

On June 25, 2025, the Bank’s subsidiary company, HDB Financial Services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10/- each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. In the Consolidated Financials, profit on sale of investment was considered as the difference between the sale consideration and the Bank’s share in the carrying amount of HDBFS’s net assets (to the extent of sale), as of the date of sale. Consequently, during the quarter ended June 30, 2025, the net gain recognised by the Bank in the Consolidated Financials, on sale of shares under the OFS was ₹ 6,949.27 crore (before tax and net of estimated IPO related expenses). For the year ended March 31, 2026, the net gain recognised by the Bank on sale of shares under the OFS was ₹ 7,000.27 crore (before tax and net of IPO related expenses).

10

The Bank has been allotted 1,45,23,906 equity shares of HDFC Life Insurance Company Limited (“HDFC Life”) on June 16, 2026 for a consideration of ₹ 1,000.00 crore on preferential basis. The Bank’s shareholding in HDFC Life stood at 50.54% as at June 30, 2026.

11

As intimated to the Stock Exchanges on March 24, 2026, the Bank had appointed external law firms (domestic and international) to conduct a review in relation to the resignation letter of the Bank’s former Part-time Chairman and Independent Director, Mr. Atanu Chakraborty. The Bank has subsequently informed the Stock Exchanges on June 26, 2026 of the conclusion of the said legal review and that the external law firms found that Mr. Chakraborty’s statement in his resignation letter and its implications were not substantiated by the records reviewed and witness interviews. The conclusion of the review has no impact on the financial results of the Bank. The Bank continues to be committed to corporate governance standards and remains adequately capitalised in accordance with the regulatory requirements.

12

As intimated to the Stock Exchanges on September 26, 2025, the Bank’s branch at the Dubai International Financial Centre (“DIFC Branch”) received a decision notice dated September 25, 2025 from the Dubai Financial Services Authority (“DFSA”), prohibiting, amongst other things, the branch from soliciting or conducting business with new clients for specified financial services. The prohibition does not affect servicing of existing customers and will remain in place until otherwise amended or revoked in writing by DFSA. The Bank is taking necessary steps to comply with the directives in the above-referred notice. The business undertaken at the DIFC Branch is not material to the Bank’s operations or its financial position and accordingly no material impact is expected with respect to the overall operations or financial position of the Bank.

13

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, and recoveries from accounts previously written off.

14

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfc.bank.in/about-us/regulatory-disclosures. The disclosures have not been reviewed by the statutory auditors.

15	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

16	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: July 18, 2026	DIN-08614396

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2026

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2026, at its meeting held in Mumbai on Saturday, July 18, 2026. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2026

The Bank’s net revenue was ₹ 463.6 billion for the quarter ended June 30, 2026, as against ₹ 531.7 billion (which included transaction gains of ₹ 91.3 billion from a partial divestment through an offer for sale in the IPO of its subsidiary HDB Financial Services Ltd.) for the quarter ended June 30, 2025.

Net interest income (interest earned less interest expended) for the quarter ended June 30, 2026 grew by 6.7% to ₹ 335.3 billion from ₹ 314.4 billion for the quarter ended June 30, 2025. Net interest margin was at 3.26% on total assets, and 3.40% based on interest earning assets.

Other income (non-interest revenue) for the quarter ended June 30, 2026 was ₹ 128.2 billion. The four components of other income for the quarter ended June 30, 2026 were fees & commissions of ₹ 84.5 billion (₹ 75.9 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 13.0 billion (₹ 16.3 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 4.2 billion (₹ 101.1 billion, which included transaction gains of 91.3 bn from the partial divestment in HDB Financial Services, in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 26.6 billion (₹ 24.0 billion in the corresponding quarter of the previous year).

Operating expenses for the quarter ended June 30, 2026 were ₹ 181.9 billion, as against ₹ 174.3 billion during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 39.2%.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

Provisions and contingencies for the quarter ended June 30, 2026 were ₹ 30.6 billion. The total credit cost ratio was at 0.40% for the quarter ended June 30, 2026.

Profit before tax (PBT) for the quarter ended June 30, 2026 was at ₹ 251.1 billion. Profit after tax (PAT) for the quarter was at ₹ 190.6 billion, a growth of 5.0% over the quarter ended June 30, 2025. PAT, adjusted for prior year transaction gains (HDBFS partial divestment), prior year one-off provisions and prior year tax credits, grew by approximately 9.8% over the quarter ended June 30, 2025.

Balance Sheet: As of June 30, 2026

Total balance sheet size as of June 30, 2026 was ₹ 43,975 billion as against ₹ 39,541 billion as of June 30, 2025.

The Bank’s average deposits were ₹ 30,115 billion for the June 2026 quarter, a growth of 13.3% over ₹ 26,576 billion for the June 2025 quarter, and 5.6% over ₹ 28,511 billion for the March 2026 quarter.

The Bank’s average CASA deposits were ₹ 9,570 billion for the June 2026 quarter, a growth of 11.2% over ₹ 8,604 billion for the June 2025 quarter, and 4.2% over ₹ 9,184 billion for the March 2026 quarter.

Total EOP Deposits were at ₹ 31,708 billion as of June 30, 2026, an increase of 14.7% over June 30, 2025. CASA deposits grew by 9.4% with savings account deposits at ₹ 7,008 billion and current account deposits at ₹ 3,245 billion. Time deposits were at ₹ 21,455 billion as of June 30, 2026, an increase of 17.4% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 32.3% of total deposits as of June 30, 2026.

The Bank’s average advances under management, grossing up for transfers through inter-bank participation certificates, bills rediscounted and securitisation / assignment were ₹ 30,386 billion for the June 2026 quarter, a growth of 10.8% over ₹ 27,423 billion for the June 2025 quarter, and a growth of 2.5% over ₹ 29,644 billion for the March 2026 quarter.

Gross advances were at ₹ 30,608 billion as of June 30, 2026, an increase of 15.4% over June 30, 2025. Advances under management grew by 12.4% over June 30, 2025. Retail loans grew by 7.2%, small and mid-market enterprises loans grew by 18.7% and corporate and other wholesale loans grew by 18.6%. Overseas advances constituted 1.6% of total advances.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.6% as on June 30, 2026 (19.9% as on June 30, 2025) as against a regulatory requirement of 11.9%. Tier 1 CAR was at 17.8% and Common Equity Tier 1 Capital ratio was at 17.4% as of June 30, 2026. Risk-weighted Assets were at ₹ 30,520 billion.

NETWORK

As of June 30, 2026, the Bank’s distribution network was at 9,694 branches and 20,958 ATMs across 4,175 cities / towns as against 9,499 branches and 21,251 ATMs across 4,153 cities / towns as of June 30, 2025. 50% of the branches are in semi-urban and rural areas. In addition, the Bank has 14,392 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,12,958 as of June 30, 2026 (as against 2,18,822 as of June 30, 2025).

ASSET QUALITY

Gross non-performing assets were at 1.17% of gross advances as on June 30, 2026 (0.91% excluding NPAs in the agricultural segment), as against 1.15% as on March 31, 2026 (0.91% excluding NPAs in the agricultural segment), and 1.40% as on June 30, 2025 (1.14% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.41% of net advances as on June 30, 2026.

KEY SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

HDB Financial Services Ltd (HDBFSL), is a non-deposit taking NBFC in which the Bank holds a 74.1% stake. For the quarter ended June 30, 2026, HDBFSL’s net revenue was at ₹ 31.8 billion. Profit after tax for the quarter ended June 30, 2026 was ₹ 7.9 billion compared to ₹ 5.7 billion for the quarter ended June 30, 2025, a growth of 38.3%. The total loan book was ₹ 1,218 billion as on June 30, 2026. Stage 3 loans were at 2.34% of gross loans. Total CAR was at 21.3% with Tier-I CAR at 17.1%.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.5% stake, is a leading life insurance solutions provider. Profit after tax for the quarter ended June 30, 2026 was ₹ 6.1 billion compared to ₹ 5.5 billion for the quarter ended June 30, 2025, a growth of 11.9%.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.2% stake, offers a range of general insurance products. Profit after tax for the quarter ended June 30, 2026 was ₹ 2.2 billion compared to ₹ 2.1 billion for the quarter ended June 30, 2025.

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.3% stake, is the Investment Manager to HDFC Mutual Fund, and offers a comprehensive suite of savings and investment products. For the quarter ended June 30, 2026, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 9,351 billion. Profit after tax for the quarter ended June 30, 2026 was ₹ 8.4 billion compared to ₹ 7.5 billion for the quarter ended June 30, 2025, a growth of 12.1%.

HDFC Securities Ltd (HSL), in which the Bank holds a 94.0% stake, is amongst the leading broking firms. For the quarter ended June 30, 2026, HSL’s total revenue was ₹ 9.5 billion. Profit after tax for the quarter ended June 30, 2026 was ₹ 3.0 billion, as against ₹ 2.3 billion for the quarter ended June 30, 2025, a growth of 28.3%.

CONSOLIDATED FINANCIAL RESULTS AS PER INDIAN GAAP:

The Bank’s consolidated net revenue was ₹ 854.8 billion for the quarter ended June 30, 2026. The consolidated profit after tax for the quarter ended June 30, 2026 was ₹ 192.4 billion.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, our ability to realize all of the anticipated benefits of the Transaction, future levels of our non-performing/ impaired assets, our growth and expansion, the adequacy of our management of credit risks and our provision/allowance for credit and investment losses, technological changes, the adequacy of our information technology and telecommunication systems, including against cybersecurity threats, negative publicity, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the war in Iran, involving the United States, Israel and some neighbouring countries, and the geopolitical conflict between Israel and Hamas, which have complicated the geopolitical landscape and contributed to significant volatility in oil and energy prices; geopolitical tensions between India and Pakistan, with a lingering risk of sudden escalation in military conflict; geopolitical tensions between India and China; general economic and political conditions; instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, such as the joint strike launched by the United States and the United Kingdom in Yemen following the Houthis group’s attack on international ships in the Red Sea; the ongoing war between Russia and Ukraine; military armament or social unrest in any part of India; the monetary and interest rate policies of the RBI; natural calamities, pandemics, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; compliance with and changes in Indian and foreign laws and regulations, including tax, accounting, banking regulations, insurance regulations and securities regulations; changes in competition and the pricing environment in India; regional or general changes in asset valuations; and uncertainties arising out of foreign trade and tariff policies followed by major global economies, such as the United States and China.

For more information please log on to: www.hdfc.bank.in

For media queries please contact:

Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfc.bank.in

For investor queries please contact:

Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfc.bank.in

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013